Jefferies Group, Inc.
520 Madison Avenue
New York, New York 10022
June 10, 2008
Via EDGAR — CORRES
Kevin Woody
Accounting Branch Chief
Division of Corporation Finance,
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Jefferies Group Inc. Form 10-K for the fiscal year ended December 31, 2007 Filed February 29, 2008 File Number 001-14947
Dear Mr. Woody:
     Reference is made to the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced Annual Report on Form 10-K in the letter dated May 27, 2008, addressed to Mr. Peregrine C. de M. Broadbent, Chief Financial Officer of Jefferies Group, Inc.
     The staff’s comments in the comment letter are copied below in italics for your reference, and are followed by our response. The captions below correspond to those used in the comment letter.
Form 10-K for the fiscal year ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, Financial Condition and Capital Resources, page 29
1.	We note your response to comment one and the additional disclosure in your most recent Form 10-Q filed May 12, 2008. It appears that you have not adequately justified the use of these non-GAAP financial metrics in accordance with Item 10(e)(1)(i)(C) of Regulation S-K. Please tell us and disclose in your filing why you believe these non-GAAP financial metrics provide useful information to investors regarding your specific financial condition and results of operations.
     We believe that tangible stockholders’ equity, pro forma stockholders’ equity, pro forma tangible stockholders’ equity and adjusted shares outstanding present meaningful information regarding the potential economic claims on our net assets. Our experience is that investors and analysts frequently inquire as to the impact of additional dilutive shares on book value and we believe such measures enable an evaluation of the impact of our issuance of such shares on our overall value. We intend to enhance the disclosures surrounding these metrics in future filings as follows:
Goodwill is subtracted from stockholders’ equity in determining tangible stockholders’ equity as we believe that goodwill does not constitute an operating asset, which can be deployed in a liquid manner. Further, these financial measures adjust stockholders’ equity for the projected tax benefit of vested restricted stock as this represents current funding of a future reduction in cash outflows resulting in an enhanced financial condition. In adjusting outstanding shares for vested restricted stock units and unvested awards of restricted stock, we believe this reflects potential economic claims on our net assets enabling shareholders to better assess their standing with respect to our financial condition. Valuations of financial companies are often measured as a multiple of tangible stockholders’ equity, inclusive of any dilutive effects, making these ratios, and changes in these ratios, a meaningful measurement for investors.
     Adjusted assets excludes certain assets which are considered self-funded and therefore of lower risk, which are generally financed by customer liabilities through our securities lending activities. We view the resulting measure of adjusted leverage as a more relevant measure of financial risk when comparing financial services companies. We will enhance disclosures surrounding leverage ratios in future filings in this regard.
Form 10-Q for the quarterly period ended March 31, 2008
Financial Statements
Notes to Consolidated Financial Statements
Note 22. Subsequent Events, page 40
2.	Please tell us how your disclosure of tangible book value per share complies with Item 10(e)(1)(ii)(C) of Regulation S-K.
     We note that tangible book value per share can be viewed as a non-GAAP measure and that Item 10(e)(1)(ii)(C) of Regulation S-K does not permit the disclosure of non-GAAP measures within the financial statement footnotes. This measure will not be included in future financial statement footnotes.

     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to contact the undersigned at 310-914-1373 with any questions.

Sincerely,
/s/ Roland T. Kelly

Roland T. Kelly
Assistant Secretary